Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
INVESTOOLS INC.

Investools Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter the “Corporation”), hereby certifies as follows:

1.  The name of the Corporation is Investools Inc.  The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 21, 2001.

2.             This Certificate of Amendment, which amends the Certificate of Incorporation, was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.             The first paragraph of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 101,000,000 shares, consisting of (1) 1,000,000 shares of Preferred Stock, par value $0.01 per share (“PREFERRED STOCK”) and (2) 100,000,000 shares of Common Stock, par value $0.01 per share (“COMMON STOCK”). The number of authorized shares of any of the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding (and in accordance with Section B(5)(i) of this Article IV)) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.

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IN WITNESS WHEREOF, the undersigned, as a duly authorized officer of the Corporation, has executed this Certificate of Amendment on February 15, 2007.

/s/ Ida K. Kane
Name:	Ida K. Kane
Title:	Chief Financial Officer